God's Garden Treasures LLC
Statements of Changes in Members' Equity
For the Years Ended December 31, 2017 and 2016
(Unaudited)

	Total Members' Equity
Balance, December 31, 2015	$ 32,909
Members' draw, net	(29,323)
Net income	26,698
Balance, December 31, 2016	30,284
Members' contributions, net	7,447
Net income	11,173
Balance, December 31, 2017	$ 48,904